

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

October 5, 2017

<u>Via E-mail</u>
Paul Vanderslice
President
Citigroup Commercial Mortgage Securities Inc.
390 Greenwich Street
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Trust 2014-GC21**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 333-189017-04**

Dear Mr. Vanderslice:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Ryan M. O'Connor, Esq.
       Citigroup

       Janet A. Barbiere, Esq.
       Orrick, Herrington & Sutcliffe LLP